RECEIVED

2007 MAY 10 A 10:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

27th April 2007

07023416

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

SUPPL

We refer to the above and enclose herewith the Joint Announcement dated 26 April 2007 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

dlw 5/10

any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of NWD, NWS and/or Taifook.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 0017)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)
(stock code: 0659)

taifook大福
TAIFOOK SECURITIES GROUP LIMITED
大福證券集團有限公司*
(incorporated in Bermuda with limited liability)
(stock code: 0665)

(1) Connected transaction
for New World Development Company Limited
in relation to the acquisition of shares in Taifook Securities Group Limited

(2) Discloseable and connected transaction
for NWS Holdings Limited
in relation to the acquisition of shares in Taifook Securities Group Limited

(3) Possible mandatory unconditional cash offers by
Standard Chartered Bank (Hong Kong) Limited
on behalf of
NWS Financial Management Services Limited
(a wholly-owned subsidiary of NWS Holdings Limited)
to acquire all the issued shares in and to cancel all outstanding subscription options of
Taifook Securities Group Limited
(other than those shares and subscription options already owned by or agreed to be acquired by
NWS Financial Management Services Limited
and parties acting in concert with it)

(4) Resumption of trading of shares in Taifook Securities Group Limited

Financial Adviser to NWS Holdings Limited

Standard Chartered

Standard Chartered Bank (Hong Kong) Limited

Joint Independent Financial Advisers to Taifook Securities Group Limited

VXL FINANCIAL SERVICES LIMITED

Guotai Junan Capital Limited

Share Purchase Agreement

On 26 April 2007, the Vendors and the Purchaser, being a wholly-owned subsidiary of NWS, entered into the Share Purchase Agreement whereby the Vendors have agreed to sell, and the Purchaser has agreed to purchase, the 246,986,763 Sale Shares, which represent about 41.0% of the existing issued share capital of Taifook for a Purchase Price of HK$2.43 per Sale Share (the Aggregate Purchase Price being HK$600,177,834.09) subject to the terms and upon the conditions of the Share Purchase Agreement.

Completion of the Share Purchase Agreement is conditional upon the conditions specified therein and as described in the paragraph headed "Conditions of the Share Purchase Agreement" of this announcement.

Upon Completion, Taifook and other members of Taifook Group will become subsidiaries of both of NWD and NWS.

Offer

As at the date of this announcement, the Purchaser owns 129,628,340 Taifook Shares, representing approximately 21.5% of the existing issued share capital of Taifook. The Vendors, in aggregate, own 246,986,763 Taifook Shares, representing approximately 41.0% of the existing issued share capital of Taifook. Upon Completion, the Purchaser and parties acting in concert with it will own in aggregate 376,615,103 Taifook Shares, representing approximately 62.5% of the existing issued share capital of Taifook, and will be required under Rule 26.1 and Rule 13 of the Takeovers Code to make mandatory unconditional cash offers to acquire all the issued Taifook Shares and to cancel all outstanding Taifook Options not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

The principal terms of the Offer are set out under the section headed "Possible Mandatory unconditional cash offers" of this announcement. Standard Chartered, as the financial adviser to NWS (being the holding company of the Purchaser), is satisfied that there are sufficient financial resources available to the Purchaser to meet its obligation to pay the Aggregate Purchase Price and to implement the Offer in case of full acceptance of the Offer.

The making of the Offer is subject to and conditional upon the completion of the Share Purchase Agreement in accordance with its terms and conditions.

Composite document

Under Rule 8.2 of the Takeovers Code, within 21 days of the date of this announcement or such later date as the Executive may approve, the Purchaser is required to despatch the offer document containing the terms of the Offer, together with the Forms of Acceptance to the Taifook Shareholders and the Taifook Optionholders. The purchase of the Sale Shares pursuant to the Share Purchase Agreement constitutes a discloseable and connected transaction for NWS and a connected transaction for NWD and is therefore subject to the approval by the NWS Independent Shareholders at the NWS SGM and the approval by the NWD Independent Shareholders at the NWD EGM respectively. Accordingly, Completion is not expected to take place within 21 days of the date of this announcement. An application will be made to the Executive for his consent under Rule 8.2 of the Takeovers Code to the posting of the offer document, together with all necessary documents, within 7 days of fulfillment of all the conditions precedent of the Share Purchase Agreement as more particularly described in the paragraph headed "Conditions of the Share Purchase Agreement" below.

In accordance with the Takeovers Code, Taifook is required to send the offeree document in relation to the Offer to the Taifook Shareholders and the Taifook Optionholders within 14 days of the posting of the offer document or such later date as the Executive may approve. It is the intention of Taifook that the offeree document will be combined with the offer document and a composite document will be despatched to the Taifook Shareholders in accordance with the time schedule as described above.

Connected transaction for NWD

In view of the relationship between the Vendors and the Purchaser as more particularly set out in the section headed "Relationships between the parties" below, the Acquisition constitutes a connected transaction for NWD pursuant to Rule 14A.13(1)(a) of the Listing Rules and is subject to the approval of NWD Independent Shareholders at the NWD EGM.

The NWD Independent Board Committee has been established to advise the NWD Independent Shareholders on, among other things, the fairness and reasonableness of the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder. CIMB-GK has been appointed by NWD as the independent financial adviser to advise the NWD Independent Board Committee and the NWD Independent Shareholders in relation to the fairness and reasonableness of the Acquisition under the terms of the Share Purchase Agreement. The Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates and parties acting in concert with any of them are required to abstain from voting at the NWD EGM in accordance with Rule 14A.18 of the Listing Rules.

A circular containing, among other information, further particulars of the Share Purchase Agreement, the advice from the NWD Independent Board Committee, the letter from CIMB-GK and a notice of the NWD EGM will be sent to the shareholders of NWD as soon as practicable.

Discloseable and connected transaction for NWS

The Acquisition constitutes a discloseable transaction for NWS. In view of the relationship between the Vendors and the Purchaser as more particularly set out in the section headed "Relationships between the parties" below, the Acquisition also constitutes a connected transaction for NWS pursuant to Rule 14A.13(1)(a) of the Listing Rules and is subject to the approval of NWS Independent Shareholders at the NWS SGM.

The NWS Independent Board Committee has been established to advise the NWS Independent Shareholders on, among other things, the fairness and reasonableness of the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder. CIMB-GK has been appointed by NWS as the independent financial adviser to advise the NWS Independent Board Committee and the NWS Independent Shareholders in relation to the fairness and reasonableness of the Acquisition under the terms of the Share Purchase Agreement. NWD, the Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates and parties acting in concert with any of them are required to abstain from voting at the NWS SGM in accordance with Rule 14A.18 of the Listing Rules.

A circular containing, among other information, further particulars of the Share Purchase Agreement, the advice from the NWS Independent Board Committee, the letter from CIMB-GK and a notice of the NWS SGM will be sent to the shareholders of NWS as soon as practicable.

Suspension and resumption

At the request of Taifook, trading in Taifook Shares on the Main Board of the Stock Exchange was suspended with effect from 9:30 a.m. on 23 April 2007 pending the release of this announcement.

Application for the resumption of trading in Taifook Shares on the Main Board of the Stock Exchange with effect from 9:30 a.m. on 27 April 2007 has been made by Taifook.

Caution

Completion of the Share Purchase Agreement is conditional upon the fulfillment of the conditions specified therein and the Offer will only be made upon Completion. As the Completion may or may not take place, the Offer may or may not proceed. Investors are therefore advised to exercise caution in dealing in the securities of NWD, NWS and/or Taifook.

A. THE SHARE PURCHASE AGREEMENT

Date: 26 April 2007

Parties: (1) The Vendors, each selling as beneficial owner of the Sale Shares held by him/it:

(a) Chow Tai Fook Nominee Limited ("**CTF Nominee**"), a company incorporated in Hong Kong with limited liability and wholly-owned by Dato' Dr. Cheng Yu Tung;

(b) Chow Tai Fook Enterprises Limited ("**CTF Enterprises**"), a company incorporated in Hong Kong with limited liability and a substantial shareholder of NWD. CTF Enterprises is ultimately owned as to 51% by Cheng Yu Tung Family (Holdings) Limited which is controlled by the family members of Dato' Dr. Cheng Yu Tung;

(c) Lo Lin Shing, Simon ("**Mr. Lo**"), one of the deputy chairmen and an executive director of Taifook;

(d) Wellington Equities Inc. ("**Wellington**"), a company incorporated in the Republic of Panama with limited liability and wholly-owned by Mr. Lo;

(e) Grand Partners Group Limited ("**GPGL**"), a company incorporated in the British Virgin Islands and wholly-owned by Doo Wai Hoi, William ("**Mr. Doo**"), who is the deputy chairman and an executive director of NWS and one of the deputy chairmen and an executive director of Taifook, and the father of Mr. Doo Jr (as defined below); and

(f) William Junior Guilherme Doo ("**Mr. Doo Jr**"), an executive director of NWS and the son of Mr. Doo.

(2) NWS Financial Management Services Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of NWS and also a subsidiary of NWD, as Purchaser.

Interests to be acquired:

246,986,763 Sale Shares, representing about 41.0% of the existing issued share capital of Taifook and which are held by the Vendors as follows:

Vendors	Number of Sale Shares and approximate percentage of issued share capital of Taifook	Total purchase price payable to the Vendors
CTF Enterprises	30,977,916 (5.1%)	HK$75,276,335.88
CTF Nominee	107,140,540 (17.8%)	HK$260,351,512.20
Mr. Lo	9,500,000 (1.6%)	HK$23,085,000.00
Wellington	70,616,222 (11.7%)	HK$171,597,419.46
GPGL	4,346,000 (0.7%)	HK$10,560,780.00
Mr. Doo Jr	24,406,085 (4.1%)	HK$59,306,786.55
Total:	246,986,763 (41.0%)	HK$600,177,834.09

Upon Completion, none of the Vendors will hold any Taifook Shares.

The original purchase cost per Sale Share to each of the Vendors are set out below:

Vendors	Average original purchase cost per Sale Share
CTF Enterprises	*(Note)*
CTF Nominee	*(Note)*
Mr. Lo	HK$0.95
Wellington	*(Note)*
GPGL	HK$1.06
Mr. Doo Jr	HK$1.83

Note: Such Vendors were shareholders of Taifook at the time of its listing in 1996 and the Sale Shares held by such Vendors were not acquired after the listing where the purchase price per Sale Share may be ascertained.

Status of the Sale Shares to be acquired

The Sale Shares are to be purchased together with all rights attaching thereto as at Completion, excluding the right to the final dividend of HK$0.07 per Sale Share for the year ended 31 December 2006 payable to holders of Taifook Shares whose names appear on the register of members of Taifook on 5 June 2007, which will be retained by the holders of the Sale Shares. Such final dividend, if approved by the shareholders of Taifook at its forthcoming annual general meeting, is expected to be paid to such eligible shareholders on or around 12 June 2007.

Consideration

Purchase Price of HK$2.43 per Sale Share, the Aggregate Purchase Price being HK$600,177,834.09, payable by the Purchaser to the Vendors at Completion.

The Consideration was determined following arm's length negotiation between the Vendors and the Purchaser with reference to the prevailing market price of Taifook Shares.

The Purchase Price represents:

(a) a premium of approximately 13.6% over the closing price of HK$2.14 per Taifook Share as quoted on the Main Board of the Stock Exchange on the Last Trading Day;

(b) a premium of approximately 20.3% over the average closing price of HK$2.02 per Taifook Share as quoted on the Main Board of the Stock Exchange for the last 10 consecutive complete trading days up to and including the Last Trading Day; and

(c) a premium of approximately 24.0% over the audited consolidated net asset value per Taifook Share of approximately HK$1.96 based on Taifook's audited consolidated financial statements for the year ended 31 December 2006 and 603,139,699 Taifook Shares in issue as at the date of this announcement.

The Aggregate Purchase Price will be satisfied by the Purchaser by bank borrowings of NWS Group.

Conditions of the Share Purchase Agreement

Completion of the Share Purchase Agreement is conditional upon the following conditions being fulfilled on or before the Long Stop Date:

(i) the Acquisition and other transactions as contemplated under the Share Purchase Agreement having been approved by the shareholders of NWS (who are not required to abstain their voting rights in such respect under the Listing Rules or the Takeovers Code or otherwise) at the NWS SGM in accordance with the Listing Rules;

(ii) the Acquisition and other transactions as contemplated under the Share Purchase Agreement having been approved by the shareholders of NWD (who are not required to abstain their voting rights in such respect under the Listing Rules or the Takeovers Code or otherwise) at the NWD EGM in accordance with the Listing Rules;

(iii) in respect of any permits or licences granted by the SFC or other relevant governmental or regulatory authorities to any members of Taifook Group in connection with the business operations of such member, the approval from the SFC or such or other relevant governmental or regulatory authorities required for the change of shareholding of Taifook arising from the Acquisition as contemplated under the Share Purchase Agreement having been obtained, and if any such approval is subject to conditions, the terms of such conditions are reasonably acceptable to the Purchaser; and

(iv) all authorisations, consents, waivers, approvals or licences (which are required on the part of any of the Vendors, the Purchaser or any member of Taifook Group) from any other person required pursuant to any applicable law, rules or regulations, or pursuant to any contract binding on any of the Vendors, the Purchaser or any member of Taifook Group or to which any member of Taifook Group or its assets are subject or bound, for or in connection with the Acquisition as contemplated under the Share Purchase Agreement having been obtained and remaining in full force and effect at Completion, and if any such authorisations, consents, waivers, approvals or licences is subject to conditions, the terms of such conditions are reasonably acceptable to the Purchaser.

The Purchaser may at its absolute discretion at any time waive in writing, as far as it relates to the Vendors or any member of Taifook Group, any of items (iii) and (iv).

If the conditions contained in items (i) to (iv) above shall not have been fulfilled or waived (as the case may be) on or before the Long Stop Date, the obligations of the parties to the Share Purchase Agreement to proceed with and complete the Acquisition (including, in particular, the payment obligations of the Purchaser) shall cease and terminate and no party to the Share Purchase Agreement shall have any claim against or liability to the other parties with respect to any matter referred to in the Share Purchase Agreement save for any antecedent breaches of the Share Purchase Agreement.

Completion

Completion will take place on the third Business Day immediately following the day on which the conditions referred to above are fulfilled in full or such other date as the parties to the Share Purchase Agreement may agree in writing. Based on the estimation of the parties to the Share Purchase Agreement, the Completion will take place after 5 June 2007, which is the record date for the final dividend of Taifook for the year ended 31 December 2006.

Upon Completion, Taifook and other members of Taifook Group will become subsidiaries of both NWD and NWS.

Listing Rules implications

The Acquisition constitutes a discloseable transaction for NWS pursuant to Rule 14.06 of the Listing Rules. By virtue of the relationships between the parties as more particularly described under the paragraphs headed "Relationships between the parties" of this announcement and, given, in particular, that CTF Enterprises is a substantial shareholder of NWD, that CTF Nominee is a company wholly-owned by Dato' Dr. Cheng Yu Tung, an executive director of NWD, and that Mr. Doo (the sole shareholder of GPGL) and Mr. Doo Jr are executive directors of NWS, the Acquisition also constitutes a connected transaction for each of NWD and NWS.

The NWD EGM will be convened for the purposes of considering, and if thought fit, approving, among other matters (if any), the Share Purchase Agreement and the transactions contemplated thereunder. The Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates and parties acting in concert with any of them are required to abstain from voting at the NWD EGM in accordance with Rule 14A.18 of the Listing Rules.

The NWD Independent Board Committee has been established to advise the NWD Independent Shareholders on, among other things, the fairness and reasonableness of the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder. CIMB-GK has been appointed by NWD as the independent financial adviser to advise the NWD Independent Board Committee and the NWD Independent Shareholders in relation to the fairness and reasonableness of the Acquisition under the terms of the Share Purchase Agreement.

A circular containing, among other information, further particulars of the Share Purchase Agreement, the advice from the NWD Independent Board Committee, the letter from CIMB-GK and a notice of the NWD EGM will be sent to the shareholders of NWD as soon as practicable.

The NWS SGM will also be convened for the purposes of considering, and if thought fit, approving, among other matters (if any), the Share Purchase Agreement and the transactions contemplated thereunder. NWD, the Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates and parties acting in concert with any of them are required to abstain from voting at the NWS SGM in accordance with Rule 14A.18 of the Listing Rules.

The NWS Independent Board Committee has been established to advise the NWS Independent Shareholders on, among other things, the fairness and reasonableness of the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder. CIMB-GK has been appointed by NWS as the independent financial adviser to advise the NWS Independent Board Committee and the NWS Independent Shareholders in relation to the fairness and reasonableness of the Acquisition under the terms of the Share Purchase Agreement.

A circular containing, among other information, further particulars of the Share Purchase Agreement, the advice from the NWS Independent Board Committee, the letter from CIMB-GK and a notice of the NWS SGM will be sent to the shareholders of NWS as soon as practicable.

B. REASONS FOR THE ACQUISITION

The directors of NWS consider that Taifook is a well-established brokerage firm in Hong Kong with an enviable reputation for providing fully integrated financial services. It has been very active in the equity underwriting business and has enjoyed strong financial performance during the past years. With a strong financial position, NWS Group is currently looking for potential investments that can enhance its long-term profitability with a balanced diversification strategy. In view of Taifook's satisfactory growth history, the acquisition of interests in Taifook aligns with NWS Group's investment strategy. It is expected that the NWS Group's sustainable growth in the financial services business will be enhanced through the Acquisition.

The directors of NWD believe that the terms of the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder are fair and reasonable and in the interests of the shareholders of NWD as a whole.

The directors of NWS believe that the terms of the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder are fair and reasonable and in the interests of the shareholders of NWS as a whole.

C. FINANCIAL INFORMATION OF TAIFOOK GROUP

As at 31 December 2006, the value of the audited consolidated total assets of Taifook Group amounted to approximately HK$4,405.1 million and approximately HK$2,600.5 million (after excluding the balance of cash held on behalf of customers of the Taifook Group). On the basis of 603,139,699 Taifook Shares in issue as at the date of this announcement, the value of the audited consolidated total assets of Taifook Group as at 31 December 2006 per Taifook Share is approximately HK$7.3 and approximately HK$4.3 (based on the adjusted audited consolidated total assets of HK$2,600.5 million as mentioned above).

The audited consolidated profits of the Taifook Group (before taxation and extraordinary items) for the two years ended 31 December 2005 and 31 December 2006 amounted to approximately HK$69.0 million and approximately HK$197.9 million respectively and the audited consolidated net profits of the Taifook Group (after taxation and extraordinary items) for the two years ended 31 December 2005 and 31 December 2006 amounted to approximately HK$63.0 million and approximately HK$175.0 million respectively. The audited basic earnings per Taifook Share for the two years ended 31 December 2005 and 31 December 2006 were HK$0.1080 and HK$0.2971 respectively. The audited fully diluted earnings per Taifook Share for the year ended 31 December 2006 is HK$0.2953 and no audited fully diluted earnings per Taifook Share for the year ended 31 December 2005 is disclosed as no diluting events during that year.

D. SHAREHOLDING STRUCTURE OF TAIFOOK AS AT THE DATE OF THIS ANNOUNCEMENT AND IMMEDIATELY AFTER COMPLETION

The following table sets out the shareholding structure of Taifook as at the date of this announcement and immediately after Completion (assuming that there are no changes other than those contemplated in the Share Purchase Agreement and that none of the Taifook Options outstanding as at the date of this Announcement will be exercised on or before Completion):

	As at the date of this announcement		Immediately after Completion	
	No. of Taifook Shares	Approximate %	No. of Taifook Shares	Approximate %
The Purchaser (Note 2)	129,628,340	21.5	376,615,103	62.5
The Vendors				
CTF Enterprises	30,977,916	5.1	–	–
CTF Nominee	107,140,540	17.8	–	–
Mr. Lo	9,500,000	1.6	–	–
Wellington	70,616,222	11.7	–	–
GPGL *(Note 3)*	4,346,000	0.7	–	–
Mr. Doo Jr	24,406,085	4.1	–	–
	246,986,763	41.0	–	–
The directors of Taifook (Notes 3 and 4)				
Mr. Wong Shiu Hoi, Peter	12,000,000	2.0	12,000,000	2.0
Mr. Lee Yiu Wing, William	1,380,000	0.2	1,380,000	0.2
Mr. Chan Chi On, Derek	562,000	0.1	562,000	0.1
	13,942,000	2.3	13,942,000	2.3
Public	212,582,596	35.2	212,582,596	35.2
Total	603,139,699	100.0	603,139,699	100.0

Notes:

1. *The above table only reflects the relevant party's interests in the issued share capital of Taifook. Derivative interests in Taifook Shares are disregarded for the purposes of compiling the information above.*
2. *The Purchaser is a wholly-owned subsidiary of NWS and a subsidiary of NWD. Both NWD and NWS are holding Taifook Shares through the Purchaser..*
3. *GPGL is wholly-owned by Mr. Doo, who is one of the deputy chairmen and an executive director of Taifook.*
4. *The interests of two of the directors of Taifook, namely Mr. Lo and Mr. Doo, are excluded.*

As confirmed by Mr. Wong Shiu Hoi, Peter, Mr. Lee Yiu Wing, William and Mr. Chan Chi On, Derek, each being an executive director of Taifook, none of them has any shareholding in NWD or NWS nor is accustomed to act in accordance with the instructions of the Purchaser and/or Dr. Cheng Kar Shun, Henry. None of such directors of Taifook is a party acting in concert with the Purchaser. Save for the co-directorship with Dr. Cheng Kar Shun, Henry in Taifook and being an employee of Taifook, none of Mr. Wong Shiu Hoi, Peter, Mr. Lee Yiu Wing, William and Mr. Chan Chi On, Derek has any other relationship (financial or otherwise) with NWD, NWS, Dr. Cheng Kar Shun, Henry and parties acting in concert with any of them.

E. INFORMATION ON TAIFOOK GROUP

Taifook is a company incorporated in Bermuda with limited liability whose shares have been listed and traded on the Main Board of the Stock Exchange since 1996. The principal activities of Taifook Group comprise securities and futures contracts broking and trading, the provision of margin and other financing, the provision of corporate advisory, placing and underwriting services, bullion contracts dealing and trading, leveraged foreign exchange trading, the provision of nominee and custodian services, fund management and the provision of financial planning services.

Set out below is the simplified shareholding chart of Taifook as at the date of this announcement:



CTF Enterprises
NWD
NWS
Purchaser
Mr Doo
GPGL
Wellington
Mr Lo
Directors of Taifook
Mr Doo Jr
CTF Nominee
Public
Taifook
51%
100%

Set out below is the simplified shareholding chart of Taifook immediately after Completion:



CTF Enterprises
NWD
NWS
Purchaser
Mr Doo Jr
Mr. Doo
GPGL
Directors of Taifook
Public
Taifook
51%
100%

F. RELATIONSHIPS BETWEEN THE PARTIES

The NWD Group is principally engaged in investments in the areas of property, infrastructure, services, department store operation, hotel operation and telecommunications and technology. NWD is the holding company of NWS, holding approximately 55.8% of the existing issued share capital of NWS.

The principal activities of the NWS Group include (i) the investment in and/or operation of facilities, contracting and transport; and (ii) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as container terminals.

The Purchaser is a wholly-owned subsidiary of NWS, whose principal activity is investment holding.

CTF Enterprises is a substantial shareholder of NWD holding, as at the date of this announcement, approximately 36.54% of the existing issued share capital of NWD and ultimately owned as to 51% by Cheng Yu Tung Family (Holdings) Limited which is controlled by the family members of Dato' Dr. Cheng Yu Tung. The principal activity of CTF Enterprises is investment holding.

CTF Nominee is a company incorporated in Hong Kong, whose principal activity is nominee business. CTF Nominee is wholly-owned by Dato' Dr. Cheng Yu Tung, who, together with his family members, is in control of NWD and NWS.

GPGL is a company incorporated in the British Virgin Islands and wholly-owned by Mr. Doo, who is the deputy chairman and an executive director of NWS and one of the deputy chairmen and an executive director of Taifook, and the father of Mr. Doo Jr. The principal activity of GPGL is investment holding. Mr. Doo Jr is an executive director of NWS.

Mr. Lo is one of the deputy chairmen and an executive director of Taifook and the sole beneficial owner of Wellington. The principal activity of Wellington is investment holding.

The interests in shares of NWD and NWS of the Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates as at the date of this announcement are set out below:

	No. of shares held in NWD	Approximate percentage in the issued share capital of NWD %	No. of shares held in NWS	Approximate percentage in the issued share capital of NWS %
CTF Enterprises *(Note 1)*	1,348,865,983	36.54	59,831,893	2.99
CTF Nominee	–	–	–	–
Mr. Lo	–	–	–	–
Wellington	–	–	–	–
GPGL *(Note 2)*	–	–	9,130,000	0.46
Mr. Doo Jr *(Note 3)*	–	–	165,566	0.01

Notes:

1. *Apart from the 59,831,893 shares in NWS directly held by it, CTF Enterprises is deemed to have an interest in 1,116,904,911 shares in NWS (representing about 55.8% of the existing issued share capital of NWS) through NWD.*
2. *Mr. Doo, the sole shareholder of GPGL, is personally interested in 2,006,566 shares in NWS, representing about 0.1% of the existing issued share capital of NWS.*
3. *Mr. Doo Jr is holding 165,566 shares in NWS, representing about 0.01% of the existing issued share capital of NWS, through a company wholly-owned by him.*

Save as disclosed above, none of the Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates holds any interests in shares of NWD and NWS as at the date of this announcement.

G. POSSIBLE MANDATORY UNCONDITIONAL CASH OFFERS

As at the date of this announcement, the Purchaser owns 129,628,340 Taifook Shares, representing approximately 21.5% of the existing issued share capital of Taifook. The Vendors, in aggregate, own 246,986,763 Taifook Shares, representing approximately 41.0% of the existing issued share capital of Taifook.

Upon Completion, the Purchaser and parties acting in concert with it will own in aggregate 376,615,103 Taifook Shares, representing approximately 62.5% of the existing issued share capital of Taifook, and will be required under Rule 26.1 and Rule 13 of the Takeovers Code to make mandatory unconditional cash offers to acquire all the issued Taifook Shares and to cancel all outstanding Taifook Options not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

As at the date of this announcement, Taifook has 603,139,699 Taifook Shares in issue and outstanding Taifook Options entitling the Taifook Optionholders to subscribe for up to an aggregate of 15,010,000 Taifook Shares as to 10,950,000 Taifook Options which may be exercised at an exercise price of HK$0.94 and as to 4,060,000 Taifook Options which may be exercised at an exercise price of HK$1.20 per Taifook Share.

Accordingly, apart from the 246,986,763 Taifook Shares which will be acquired by the Purchaser and the Taifook Shares which are currently owned by the Purchaser,

(i) 226,524,596 Taifook Shares (assuming the outstanding Taifook Options granted are not exercised prior to the close of the Offer) will be subject to the Share Offer, and 15,010,000 outstanding Taifook Options (if not exercised in the meantime) will be subject to the Option Offer; or

(ii) 241,534,596 Taifook Shares (assuming 15,010,000 outstanding Taifook Options have been fully exercised prior to the close of the Offer) will be subject to the Share Offer.

Save for the outstanding Taifook Options disclosed above, there are no outstanding warrants, options or securities convertible into Taifook Shares as at the date of this announcement.

In view of the common directorships between NWD and NWS on the one hand and Taifook on the other hand, in compliance with Rule 2.4 of the Takeovers Code, the board of each of NWD and NWS has obtained oral advice from CIMB-GK and based on such oral advice, the board of each of NWD and NWS takes the view that the Offer is in the interests of the shareholders of NWD or (as the case may be) the shareholders of NWS.

The salient points of the advice given by CIMB-GK to the board of directors of NWD, and to the board of directors of NWS, are set out below:

- Taifook has an established track record in the local brokerage industry.
- There are favourable business prospects attributable to the continual improvement in the economic conditions in Hong Kong and China securities markets.
- The Acquisition fits the business strategy of NWD and NWS to expand their services businesses including provision of financial services.

- The Purchase Price represents a lower historical profit earning ratio as well as price-to-book multiple than those of the comparable companies listed on the Stock Exchange.
- Given the existing financial position of NWD and NWS as at 31 December 2006 as compared to the Aggregate Purchase Price and the financial resources required assuming the Offer has been accepted in full, the Acquisition, which will be satisfied by bank borrowings, should not have a material adverse impact on the financial position of NWD and NWS.

Having regard to the above factors, CIMB-GK (i) advised the board of directors of NWD that the Acquisition, hence the Offer, was in the interests of the shareholders of NWD and (ii) advised the board of directors of NWS that the Acquisition, hence the Offer, was in the interests of the shareholders of NWS.

The full advice given by CIMB-GK will be included in the circular to be despatched to the shareholders of NWD, and the circular to be despatched to the shareholders of NWS, in accordance with Rule 2.4 of the Takeovers Code.

Principal terms of the Offer

Upon Completion, Standard Chartered, on behalf of the Purchaser, will make mandatory unconditional cash offers to acquire all the issued Taifook Shares and to cancel all the outstanding Taifook Options (other than those already owned or agreed to be acquired by the Purchaser or by parties acting in concert with it) on the following basis:

The Share Offer

For each Taifook Share .... HK$2.43 in cash

The Option Offer

For each Taifook Option having an exercise price of HK$0.94 per Taifook Share .... HK$1.49 in cash
For each Taifook Option having an exercise price of HK$1.20 per Taifook Share .... HK$1.23 in cash

The Purchaser is required under the Takeovers Code to make a comparable offer for all the outstanding Taifook Options as part of the Offer. The Purchaser will offer to pay the Taifook Optionholders in cash on the basis set out above in respect of every Taifook Option in consideration of the cancellation by the Taifook Optionholders of all their rights in respect of such Taifook Options.

Comparison of value

The offer price under the Share Offer of HK$2.43 per Taifook Share is the same as the Purchase Price agreed to be paid by the Purchaser to the Vendors under the Share Purchase Agreement and has, for the avoidance of doubt, taken into account the value of the Sale Shares represents:

(a) a premium of approximately 13.6% over the closing price of HK$2.14 per Taifook Share as quoted on the Main Board of the Stock Exchange on the Last Trading Day;

(b) a premium of approximately 20.3% over the average closing price of HK$2.02 per Taifook Share as quoted on the Main Board of the Stock Exchange for the last 10 consecutive complete trading days up to and including the Last Trading Day; and

(c) a premium of approximately 24.0% over the audited consolidated net asset value per Taifook Share of approximately HK$1.96 based on Taifook's audited consolidated financial statements for the year ended 31 December 2006 and 603,139,699 Taifook Shares in issue as at the date of this announcement.

During the six-month period preceding the date of this announcement, the highest closing price of the Taifook Shares as quoted on the Stock Exchange was HK$2.18 on 17 April 2007, and the lowest closing price of the Taifook Shares as quoted on the Stock Exchange was HK$1.25 on 13 October 2006.

The offer price for the Option Offer of HK$1.49 per Taifook Option having an exercise price of HK$0.94 is equivalent to the difference in value between the offer price for the Share Offer and its exercise price. The offer price for the Option Offer of HK$1.23 per Taifook Option having an exercise price of HK$1.20 is equivalent to the difference in value between the offer price for the Share Offer and its exercise price.

Status of the Taifook Shares to be acquired under the Offer

The Taifook Shares are to be purchased together with all rights attaching thereto as at Completion, excluding the right to the final dividend of HK$0.07 per Taifook Share for the year ended 31 December 2006 payable to holders of Taifook Shares whose names appear on the register of members of Taifook on 5 June 2007, which will be retained by the holders of the Taifook Shares.

Because the holders of the Taifook Options are not entitled to any dividend until such time as the Taifook Options are exercised (by which time the holders of the resulting Taifook Shares may elect to accept the Share Offer), the Option Offer will not include the value of the final dividend of HK$0.07 per Taifook Share.

Offer

Completion of the Share Purchase Agreement is conditional upon the fulfillment of the conditions specified therein and the Offer will only be made upon Completion. As the Completion may or may not take place, the Offer may or may not proceed.

Other arrangements in relation to the Offer

Save for the Acquisition as contemplated under the Share Purchase Agreement, there are not any arrangements (whether by way of option, indemnity or otherwise) in relation to the Taifook Shares or the Taifook Options and which might be material to the Offer. Other than the Share Purchase Agreement, there are no agreements or arrangements to which the Purchaser is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Offer.

As at the date of this announcement, none of the Purchaser or parties acting in concert with it has received any irrevocable commitment to or not to accept the Offer if the Offer is to be made in accordance with the Takeovers Code.

Total consideration

Assuming that there is no change in the issued share capital of Taifook prior to the making of the Offer, at the price of HK$2.43 per Taifook Share, the entire issued share capital of Taifook is valued at approximately HK$1,465.6 million under the Share Offer, and all of the Taifook Shares subject to the Share Offer are valued at approximately HK$550.5 million. Assuming that all the 15,010,000 outstanding Taifook Options are tendered at a price of HK$1.49 for each Taifook Option having an exercise price of HK$0.94 per Taifook Share and HK$1.23 for each Taifook Option having an exercise price of HK$1.20 per Taifook Share under the Option Offer, the total consideration payable by the Purchaser under the Option Offer is HK$21,309,300.

Assuming that the outstanding Taifook Options comprising 15,010,000 Taifook Shares (not being Taifook Options owned or agreed to be acquired by the Purchaser or parties acting in concert with it) are fully exercised prior to the making of the Offer, there will be 618,149,699 Taifook Shares in issue and the entire issued share capital of Taifook would be valued at approximately HK$1,502.1 million under the Share Offer, and all of the Taifook Shares subject to the Share Offer would be valued at approximately HK$586.9 million.

Standard Chartered, as the financial adviser to NWS (the holding company of the Purchaser), is satisfied that there are sufficient financial resources available to the Purchaser to meet its obligation to pay the Aggregate Purchase Price and to implement the Offer in case of full acceptance of the Offer.

Effect of accepting the Offer

By accepting the Share Offer, the Taifook Shareholders will sell their Taifook Shares to the Purchaser or its nominee free from all liens, claims and encumbrances and with all rights attached to them, including the rights to receive all dividends and distribution declared, made or paid on or after the date on which the Offer is made, i.e. the date of posting of the composite offer document to be issued jointly by the Purchaser and Taifook in connection with the Offer (for the avoidance of doubt, the final dividend of HK$0.07 for the year ended 31 December 2006 per Taifook Share as proposed by the board of directors of Taifook shall not be counted as such dividends and distribution).

By accepting the Option Offer, the Taifook Optionholders will agree to a cancellation of their Taifook Options and all rights attached thereto with effect from the date on which the Option Offer is made.

Stamp duty

Seller's ad valorem duty arising in connection with acceptance of the Share Offer or the Option Offer amounting to 0.1% of the amount payable in respect of the relevant acceptance will be deducted from the amount payable to the Taifook Shareholders or Taifook Optionholders who accept the Share Offer or the Option Offer. The Purchaser will bear its own portion of buyer's ad valorem stamp duty at the rate of 0.1% of the amount payable in respect of relevant acceptances and will be responsible to account to the Stamp Office of Hong Kong the stamp duty payable for the sale and purchase of the relevant Taifook Shares and the Taifook Options pursuant to the acceptances of the Offer.

Payment

Payment in cash in respect of acceptances of the Offer will be made as soon as possible but in any event within 10 days of the date of receipt of a duly completed acceptance by the Purchaser or its agent.

H. DEALINGS IN SECURITIES OF TAIFOOK

On 23 April 2007, Mr. Lo exercised the subscription rights attaching to the Taifook Options granted to him at the exercise price of HK$0.94 per Taifook Share and was allotted and issued 4,000,000 Taifook Shares.

Save as disclosed above and save for the entering into of the Share Purchase Agreement, none of the Vendors, the Purchaser, their respective beneficial owners and any party acting in concert with any of them has dealt in any Taifook Shares or any options convertible into Taifook Shares during the period commencing on the date falling six months prior to the date of the Share Purchase Agreement and up to the date of this announcement.

Standard Chartered has confirmed none of it and its associates (within the meanings of the Takeovers Code) has any present holding in Taifook Shares or any options convertible into Taifook Shares nor has it dealt in Taifook Shares or any options convertible into Taifook Shares during the period commencing on the date falling six months prior to the date of the Share Purchase Agreement and up to the date of this announcement.

I. INTENTION OF THE PURCHASER REGARDING TAIFOOK

Although NWD and NWS propose to expand their operations to include the business of Taifook Group by means of the Acquisition, NWD and NWS intend to retain the majority of the senior management of Taifook Group after the Acquisition. It is believed that the experience and expertise of the existing senior management of Taifook Group are the main drive to the continued success of the Taifook Group. By retaining the majority of the senior management of Taifook Group, it is also believed that the flourishing overall operation and results of the Taifook Group can be maintained which in turn will be in the interest of the shareholders of NWD as a whole and of the shareholders of NWS as a whole. The Purchaser intends to continue the existing businesses of the Taifook Group and has no present plan of injecting any additional assets into or redeployment of the assets of the Taifook Group other than in its ordinary course of business.

J. BOARD COMPOSITION OF NWD, NWS, THE PURCHASER AND TAIFOOK

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) five non-executive directors, namely Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive directors, namely Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John.

As at the date of this announcement, the board of directors of NWS comprises (a) eight executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung and Mr. William Junior Guilherme Doo; (b) three non-executive directors, namely Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) three independent non-executive directors, namely Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

As at the date of this announcement, the directors of the Purchaser are Mr. Chan Kam Ling, Mr. Wong Kwok Kin, Andrew and Mr. Lam Wai Hon, Patrick.

As at the date of this announcement, the board of directors of Taifook comprises (a) six executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Lo Lin Shing, Simon, Mr. Doo Wai Hoi, William, Mr. Wong Shiu Hoi, Peter, Mr. Lee Yiu Wing, William and Mr. Chan Chi On, Derek; (b) five non-executive directors, namely Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Wing Yui, Edward, Mr. Ho Hau Chong, Norman and Mr. To Hin Tsun, Gerald; and (c) three independent non-executive directors, namely Mr. Man Mo Leung, Mr. Tsui Hing Chuen, William and Mr. Lau Wai Piu, Bill.

NWS will review the composition of the board of Taifook following the publication of this announcement and such composition may or may not be changed before or after the Completion and/or upon the close of the Offer. Any such change will only be effected in accordance with the Takeovers Code and the Listing Rules. In the event of any change in the composition of the board of Taifook, Taifook will comply with the publication requirement under the Listing Rules to inform the public accordingly.

K. THE LISTING STATUS OF TAIFOOK

The Purchaser intends that Taifook will remain listed on the Main Board of the Stock Exchange after the close of the Offer and does not intend to exercise any rights to compulsorily acquire all the Taifook Shares. The directors of the Purchaser will jointly and severally undertake to the Stock Exchange to take appropriate steps following the close of the Offer to ensure that sufficient public float exists in the Taifook Shares.

The Stock Exchange has stated that if, at the close of the Offer, less than the minimum prescribed percentage applicable to Taifook, being 25%, of the Taifook Shares are held by the public, or if the Stock Exchange believes that:

(i) a false market exists or may exists in trading of the Taifook Shares; or

(ii) there are insufficient Taifook Shares in public hands to maintain an orderly market,

it will consider exercising its discretion to suspend dealings in the Taifook Shares.

L. GENERAL

Composite document

Under Rule 8.2 of the Takeovers Code, within 21 days of the date of this announcement or such later date as the Executive may approve, the Purchaser is required to despatch the offer document containing the terms of the Offer, together with the Forms of Acceptance to the Taifook Shareholders and the Taifook Optionholders.

Given that the Acquisition under the Share Purchase Agreement constitutes a connected transaction for each of NWD and NWS, which is subject to the approval by the independent shareholders of NWD and to the approval by the independent shareholders of NWS, Completion is not expected to take place within 21 days of the date of this announcement. Accordingly, an application will be made to the Executive for his consent under Rule 8.2 of the Takeovers Code to the posting of the offer document, together with all necessary documents, within 7 days of fulfillment of all the conditions precedent of the Share Purchase Agreement as more particularly described in the paragraph headed "Conditions of the Share Purchase Agreement" above.

In accordance with the Takeovers Code, Taifook is required to send the offeree document in relation to the Offer to the Taifook Shareholders and the Taifook Optionholders within 14 days of the posting of the offer document or such later date as the Executive may approve. It is the intention of Taifook that the offeree document will be combined with the offer document and a composite document will be despatched to the Taifook Shareholders in accordance with the time schedule as described above.

An independent board committee comprising all non-executive directors and independent non-executive directors of Taifook who have no direct or indirect interest in the Offer (other than as a Taifook Shareholder or a Taifook Optionholder) has been established to advise the Taifook Shareholders and the Taifook Optionholders in respect of the Offer. Such independent board committee has approved the appointment of VXL Financial Services Limited and Guotai Junan Capital Limited as the joint independent financial advisers to advise itself in respect of the Offer.

Further information on Taifook will be contained in the composite document in relation to the Offer.

M. DISCLOSURE OF DEALINGS

Associates (has the meaning ascribed thereto under the Takeovers Code) of each of the Purchaser and Taifook are reminded to disclose their dealings in the Taifook Shares and the Taifook Options.

In accordance with Rule 3.8 of the Takeovers Code, the full text of Note 11 of Rule 22 of the Takeovers Code is reproduced below:

"Responsibilities of stockbrokers, banks and other intermediaries
Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

N. SUSPENSION AND RESUMPTION OF TRADING IN TAIFOOK SHARES

At the request of Taifook, trading in Taifook Shares on the Main Board of the Stock Exchange was suspended with effect from 9:30 a.m. on 23 April 2007 pending the release of this announcement.

Application for the resumption of trading in Taifook Shares on the Main Board of the Stock Exchange with effect from 9:30 a.m. on 27 April 2007 has been made by Taifook.

O. WARNING

The Share Purchase Agreement is conditional upon the fulfillment of the conditions specified therein and the Offer will only be made upon Completion. As the Completion may or may not take place, the Offer may or may not proceed. Investors are therefore advised to exercise caution in dealing in the securities of NWD, NWS and / or Taifook.

P. DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"acting in concert"	has the meaning ascribed thereto in the Takeovers Code
"Aggregate Purchase Price"	the aggregate purchase price for the Sale Shares, being HK$600,177,834.09
"Acquisition"	the acquisition of the Sale Shares by the Purchaser subject to the terms and upon the conditions of the Share Purchase Agreement
"associates"	has the meaning ascribed thereto in the Listing Rules
"Business Day"	a day (excluding Saturday and any day on which a tropical cyclone warning no. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon) on which licensed banks in Hong Kong are generally open for business
"CIMB-GK"	CIMB-GK Securities (HK) Ltd., the independent financial adviser appointed to advise the NWD Independent Board Committee and the NWS Independent Board Committee
"Completion"	completion of the Acquisition in accordance with its terms of the Share Purchase Agreement
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates
"Form(s) of Acceptance"	the form(s) of acceptance and transfer of the Taifook Shares and the form(s) of acceptance and cancellation of the Taifook Options

"Hong Kong"	the Hong Kong Special Administration Region of the PRC
"Last Trading Day"	20 April 2007, being the last complete trading day prior to the suspension of the trading in Taifook Shares on 23 April 2007
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	5:00 p.m. on 31 August 2007 or such other date as the Vendors and the Purchaser shall agree in writing
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange
"NWD EGM"	the extraordinary general meeting of NWD to be convened to approve, among other matters (if any), the transactions contemplated under the Share Purchase Agreement
"NWD Group"	NWD and its subsidiaries as at the date of this announcement (including members of the NWS Group)
"NWD Independent Board Committee"	the independent board committee of NWD, comprising Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, established to advise the shareholders of NWD in respect of the Acquisition
"NWD Independent Shareholders"	shareholders of NWD other than the Vendors (and, where applicable, their ultimate beneficial owners), their respective associates and parties acting in concert with any of them
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange, and a non-wholly-owned subsidiary of NWD
"NWS Group"	NWS and its subsidiaries as at the date of this announcement
"NWS Independent Board Committee"	the independent board committee of NWS, comprising Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham, established to advise the shareholders of NWS in respect of the Acquisition
"NWS Independent Shareholders"	shareholders of NWS other than NWD, the Vendors (and, where applicable, their ultimate beneficial owners), their respective associates and parties acting in concert with any of them
"NWS SGM"	the special general meeting of NWS to be convened to approve, among other matters (where necessary), the transactions contemplated under the Share Purchase Agreement
"Offer"	collectively, the Share Offer and the Option Offer
"Option Offer"	the mandatory unconditional cash offer for all outstanding Taifook Options not already owned or agreed to be acquired by the Purchaser or parties acting in concert with it at HK$1.49 per Taifook Option (in respect of the Taifook Options having an exercise price of HK$0.94 per Taifook Share) and HK$1.23 per Taifook Option (in respect of the Taifook Options having an exercise price of HK$1.20 per Taifook Share) to be made by Standard Chartered on behalf of the Purchaser in accordance with the Takeovers Code
"Purchase Price"	the price of HK$2.43 per Sale Share payable by the Purchaser to the Vendors upon Completion
"Purchaser"	NWS Financial Management Services Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of NWS
"Share Purchase Agreement"	the conditional share purchase agreement dated 26 April 2007 and entered into between the Vendors and the Purchaser in relation to the sale by the Vendors and the purchase by the Purchaser of the Sale Shares
"Sale Shares"	246,986,763 Taifook Shares, representing about 41.0% of the existing issued share capital of Taifook agreed to be acquired by the Purchaser pursuant to the Share Purchase Agreement
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	the mandatory unconditional cash offer for all the issued Taifook Shares not already owned or agreed to be acquired by the Purchaser or parties acting in concert with it at HK$2.43 per Taifook Share to be made by Standard Chartered on behalf of the Purchaser in accordance with the Takeovers Code

"Standard Chartered"	Standard Chartered Bank (Hong Kong) Limited, the financial adviser to NWS (being the holding company of the Purchaser). Standard Chartered is registered as a registered institution with the SFC to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO and is a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Taifook"	Taifook Securities Group Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange
"Taifook Group"	Taifook and its subsidiaries from time to time
"Taifook Option(s)"	the option issued by Taifook entitling the Taifook Optionholder to subscribe for Taifook Shares at a subscription price of HK$0.94 or HK$1.20 per Taifook Share
"Taifook Optionholder(s)"	holders of Taifook Option(s)
"Taifook Share(s)"	share(s) of HK$0.10 each in the share capital of Taifook
"Taifook Shareholder(s)"	holder(s) of Taifook Share(s)
"Takeovers Code"	The Code on Takeovers and Mergers of Hong Kong
"Vendors"	collectively, Chow Tai Fook Nominee Limited, Chow Tai Fook Enterprises Limited, Lo Lin Shing, Simon, Wellington Equities Inc., Grand Partners Group Limited and William Junior Guilherme Doo
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

By the Order of the board of	For and on behalf of the board of	For and on behalf of the board of
New World Development Company Limited	**NWS Holdings Limited**	**Taifook Securities Group Limited**
Leung Chi Kin, Stewart	**Dr. Cheng Kar Shun, Henry**	**Wong Shiu Hoi, Peter**
Company Secretary	*Director*	*Managing Director*

Hong Kong, 26 April 2007

The directors of the Purchaser jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those in relation to the NWD Group (excluding the Purchaser), the NWS Group (excluding the Purchaser) and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those in relation to the NWD Group (excluding the Purchaser), the NWS Group (excluding the Purchaser) and the Taifook Group) the omission of which would make any statement in this announcement misleading.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those in relation to the NWS Group and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those in relation to the NWS Group and the Taifook Group) the omission of which would make any statement in this announcement misleading.

The directors of NWS jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those in relation to the NWD Group (excluding the NWS Group) and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those in relation to the NWD Group (excluding the NWS Group) and the Taifook Group) the omission of which would make any statement in this announcement misleading.

The directors of Taifook jointly and severally accept full responsibility for the accuracy of the information contained in this announcement in relation to the Taifook Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in relation to the Taifook Group the omission of which would make any statement in this announcement misleading.

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.